[METALINK LOGO]


Ofer Lavie                                      Ranen Cohen-Orgad
Chief Financial Officer                         Director of Investor Relations
Metalink Ltd.                                   Metalink Ltd.
Tel:  972-9-9605302                             Tel:   972-9-9605450
Fax: 972-9-9605544                              Fax:  972-9-9605399
ofer@metalinkBB.com                             ranenc@metalinkBB.com



                       Metalink Reports Fourth Quarter and

                              Twelve Months Results



                             48% YOY Revenue Growth


Yakum, Israel, January 27, 2005 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high performance wireline and wireless broadband communication silicon solutions, today announced results for the fourth quarter and twelve months ended December 31, 2004.

For the fourth quarter ended December 31, 2004, revenues were $5.7 million, an increase of 12% compared to $5.1 million for the third quarter of 2004 and 22% compared to $4.7 million for the fourth quarter of 2003. Net loss was $(3.7) million, or $(0.19) per share, for the fourth quarter of 2004 compared to $(3.5) million, or $(0.18) per share, for the third quarter of 2004 and $(3.0) million, or $(0.16) per share, for the fourth quarter of 2003.

For the year 2004, revenues were $22.1 million, an increase of 48% compared to $14.9 million for 2003. Net loss for the year was $(12.9) million, or $(0.68) per share, compared to $(13.6) million, or $(0.73) per share for 2003.

Metalink's cash, cash equivalents and short and long-term investments at the end of 2004 were $51.1 million.

Revenues from sales of VDSL product lines for the fourth quarter reached a record of approximately $3.0 million, an increase of more than 20% compared to the previous quarter, due to the following factors:

- Continuous growth of VDSL deployment in Korea by KT and other operators spurred by Metalink's Long-Reach Total-VDSL(TM), the best performing Long Reach VDSL silicon available on the market today; and

- Initial deployment of Metalink-based VDSL systems by a Japanese carrier, the first Japanese operator to move from field trials incorporating VDSLPlus(TM) to commercial deployment.

Symmetric DSL revenues in the fourth quarter were driven by strong demand for the Company's products in Europe, offset somewhat by a temporary reduction in demand in the US.

The Company has also reached the sampling stage in the development of its breakthrough 802.11n draft compliant WLANPlus(TM) chipset. This product is designed to deliver a ten-fold performance improvement over currently available 802.11a/b/g WLAN technology.

Commenting on the results, Metalink's Chairman and CEO, Tzvika Shukhman, said, "We are pleased to report an increase in our revenues due both to solid demand for our legacy products, and steadily growing demand for our VDSL product lines. We also see a continuous ramp-up of our VDSL sales in Korea, a market that will continue to grow in 2005. We also expect to benefit from major design wins we secured last year with top-tier OEMs in Japan and China that are projected to translate into significant revenues during 2005.

"For 2005, we are offering revenue guidance of approximately $30 million, a projection that may prove cautious depending upon the speed of the Japanese ramp-up. Looking beyond 2005 we expect the introduction of our WLANPlus(TM) products, together with the expansion of the VDSL market, to further accelerate the growth of our revenues," concluded Mr. Shukhman.


About Metalink

Metalink Ltd. (NASDAQ: MTLK) develops high performance silicon solutions revolutionizing the broadband experience by facilitating the convergence of telecommunication, networking and entertainment. Metalink's DSL and WLAN technologies are designed to enable true broadband connectivity in every home.

Metalink's DSL products offer service providers a cost-effective network upgrade to support triple-play services. Using Metalink's innovative VDSL technologies operators can deliver fiber-like speeds over existing copper infrastructure. Metalink's chipsets are deployed in millions of DSL lines by leading service providers worldwide.

Metalink aims to redefine the home broadband experience by introducing WLANPlus(TM) - a high-throughput wireless LAN technology, 5-10 times faster than currently available wireless LAN 802.11a/b/g technologies. Featuring MIMO technology adopted by the 802.11n standardization, WLANPlus enables room-to-room networking of multiple high-definition video streams.

Metalink is a fabless semiconductor company headquartered in Yakum, Israel. The company has subsidiaries in California, South Korea, and Japan as well as offices in Beijing, China and Atlanta, Georgia. Further information is available at http://www.metalinkbb.com



This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.




                                 (Tables Follow)

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS


                                                                                            December 31,
                                                                                  2004                        2003
                                                                                    (U.S. dollars in thousands)
ASSETS
Current assets
  Cash and cash equivalents                                                       $ 12,239                    $ 16,225
  Short-term investments                                                            16,191                      12,967
  Trade accounts receivable                                                          4,228                       3,252
  Other receivables                                                                  2,201                         614
  Prepaid expenses                                                                     801                         951
  Inventories                                                                        4,861                       4,434
     Total current assets                                                           40,521                      38,443

Long-term investments                                                               22,639                      35,013

Severance pay fund                                                                   1,897                       1,555

Property and equipment, net                                                          4,746                       5,262

                                                                                  $ 69,803                    $ 80,273

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Trade accounts payable                                                          $  2,323                    $  1,651
  Other payables and accrued expenses                                                4,354                       3,944
     Total current liabilities                                                       6,677                       5,595

Accrued severance pay                                                                2,836                       2,377

Shareholders' equity
  Ordinary shares of NIS 0.1 par value (Authorized - 50,000,000 shares, issued and outstanding - 20,174,748 and 19,855,317 shares as of December 31, 2004 and 2003, respectively)
----------------------------------------------------------------------                 603                         596

  Additional paid-in capital                                                       130,134                     129,005
  Deferred stock compensation                                                          (20)                       (209)
  Accumulated other comprehensive income                                              (137)                        268
  Accumulated deficit                                                              (60,405)                    (47,474)
                                                                                    70,175                      82,186

  Treasury stock, at cost; 898,500 as of
     December 31, 2004 and 2003                                                     (9,885)                     (9,885)
     Total shareholders' equity                                                     60,290                      72,301

                                                                                  $ 69,803                    $ 80,273

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                             Three months ended                       Year ended
                                                                December 31,                         December 31,
                                                           2004              2003               2004                  2003
                                                                 (Unaudited)
                                                                           (U.S. dollars in
                                                               thousands, except share and per share data)

Revenues                                                     $ 5,695          $ 4,682            $ 22,112           $ 14,943

Cost of revenues:
   Costs and expenses                                          3,157            2,378              11,637              7,787
   Royalties to the Government
      of Israel                                                  184              115                 648                388
      Total cost of revenues                                   3,341            2,493              12,285              8,175


      Gross profit                                             2,354            2,189               9,827              6,768

Operating expenses:
   Gross research and development                              5,313            4,249              18,950             16,349
   Less - Royalty bearing and other grants                     1,460              955               4,083              3,394
      Research and development, net                            3,853            3,294              14,867             12,955

   Sales and marketing                                         1,867            1,538               6,566              5,884
   General and administrative                                    663              577               2,471              2,560
   Non-cash compensation                                          14              123                 206                612
      Total operating expenses                                 6,397            5,532              24,110             22,011


      Operating loss                                          (4,043)          (3,343)            (14,283)           (15,243)

Financial income, net                                             316             370               1,352              1,684

      Net loss                                              $ (3,727)        $ (2,973)          $ (12,931)         $ (13,559)

Loss per share:
Basic                                                        $ (0.19)         $ (0.16)            $ (0.68)           $ (0.73)
Diluted                                                      $ (0.19)         $ (0.16)            $ (0.68)           $ (0.73)

Shares used in computing loss per ordinary share:
Basic                                                     19,258,552   18,879,756              19,140,706         18,638,398
Diluted                                                   19,258,552        18,879,756         19,140,706         18,638,398